WWA GROUP, INC.

600 East Baseline ROAd, Suite B3

TEMPE
ARIZONA 85283

May 8, 2009

Ta Tanisha Meadows

Mail Stop 3561
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549-0405

Re:     WWA Group, Inc.
     Form 10-K for the Fiscal Year ended December 31, 2007

Filed April 10, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Filed May 15, 2008

File No. 0-26927

Dear Ms. Meadows:

Thank you for your comments dated April 29, 2009, related to our disclosure for WWA Group, Inc. (“Company”) on Form 10-K for the fiscal year ended December 31, 2007, filed on April 10, 2008 and Form 10-Q for the fiscal quarter ended March 31, 2008 filed on May 15, 2008.

We do hereby submit this response letter in connection with our proposed filing of an amended Form 10-K for the fiscal year ended December 31, 2007 and an amended Form 10-Q for the fiscal quarter ended March 31, 2008.

Please direct copies of all responses and any additional comments to the following address and facsimile number or email address:

     Ruairidh Campbell, Esq.
     Orsa & Company
     600 Westwood Terrace

Austin,     Texas 78746

     Telephone: (512) 462-3327

     Facsimile: (512) 462-3328

     Email: ruairidhcampbell@msn.com

The following are our detailed responses to your comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements, page F-8

Note 13. Supplementary Disclosure of Cash Flow Information, page F-17

1.

We considered your response to comment three in our letter dated June 9, 2008. Please tell us why you believe Crown Diamond Holdings, Ltd. is not a business and the facts and circumstances that support your conclusion. In doing so, please provide us with your analysis and evaluation using the guidance in paragraph 6 of EITF 98-3. You may also refer to paragraphs A4 through A9 in Appendix A of SFAS 141R which nullified EITF 98-3.

Response:

We believe that the standard provided in paragraph 6 of EITF 98-3 supports our conclusion that the purchase of Crown Diamond Holdings, Ltd. (“Crown”) did not constitute the purchase of a business but rather the purchase of an asset.

The underlying transaction that resulted in this purchase was the satisfaction of a Company loan of $3,000,000 to Crown that was secured by the shipping vessel the MS Iron Butterfly. Prior to the maturity date, Crown entered into an agreement with the Company to satisfy the outstanding amount due by transferring title in the security interest represented by the shipping vessel to the Company. Since title to the vessel was held by Crown that legal entity was sold to the Company. On the effective date of the purchase, except for the shipping vessel, Crown had no assets or liabilities that were transferred or acquired by the Company.

We understand that at the time of the purchase of the shipping vessel that the determinative accounting guidance was EITF 98-3 though we recognize that such guidance has now been superseded by SFAS 141R. EITF 98-3 requires an analysis of the underlying elements of a transaction that considers inputs, processes and outputs as the means by which to determine whether an ongoing business has been acquired as opposed to the purchase of an asset. The absence of inputs, processes or outputs generally indicates that a given transaction is an asset purchase rather than a business purchase. Inputs involve the ability of a business to continue as a result of acquiring all necessary attributes of the business. Processes involve the continuation of systems that enable the constructive use of inputs. Outputs involve an ongoing facility to sell and transfer products or services. Paragraph 6 of EITF 98-3 further provides that “If all but a de minims (say, 3 percent) amount of the fair value of the transferred set of activities and assets is represented by a single tangible or identifiable intangible asset, the concentration of value in the single asset is an indicator that an asset rather than a business is being received.”

On application of the guidance provided by EITF 98-3 we determined that the only input pertaining to the transaction was the acquisition of the shipping vessel which was purchased at fair value in satisfaction of amounts due under the loan. No processes were acquired in the transaction nor were any processes maintained by Crown. Outputs were guaranteed by the charter of the vessel. Since there were no processes acquired in the transaction and the entire value of the transaction was allocated to the shipping vessel, with no de minims amounts, we concluded that the Company’s acquisition of Crown was best characterized as an asset purchase.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filings on Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008, please contact us.

Sincerely,

/s/ Eric Montandon

Eric Montandon

Chief Executive Officer

3